BAE SYSTEMS plc

Interim results 2003

The timetable for the interim results for 2003 is as follows:

Announcement date:	11 September 2003
Ex-dividend date:	15 October 2003
Record date:	17 October 2003
Last date for DRIP elections:	10 November 2003
Payment date:	1 December 2003

26 June 2003

BAE SYSTEMS

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991